

July 9, 2018

Justin Schreiber
Chief Executive Officer
Conversion Labs, Inc.
1460 Broadway
New York, NY

      Re: Conversion Labs, Inc.
           Registration Statement on Form S-1
           Filed June 27, 2018
           File No. 333-225920

Dear Mr. Schreiber:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                                      Division of Corporation Finance
                                      Office of Healthcare & Insurance

cc: Lawrence Metelitsa, Esq.